Exhibit 99.1
28 August 2025

PureTech Health plc – Half-Year Report
Achieved meaningful progress toward key value inflection points across our diversified portfolio, with multiple programs advancing into or toward late-stage development

Launch of Celea Therapeutics continues our proven, capital-efficient model

Maintained a strong financial position with $319.6M PureTech level cash, cash equivalents and short-term investments and $319.9M Consolidated cash, cash equivalents and short-term investments as of June 30, 2025; operational runway into 2028 enables flexibility to drive early-stage innovation while evaluating opportunities for capital returns
Company to host a webcast and conference call today at 9:00am EDT / 2:00pm BST

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) ("PureTech" or the "Company"), a hub-and-spoke biotherapeutics company dedicated to giving life to science and transforming innovation into value, today announces its half-yearly results for the six months ended June 30, 2025. The following information will be filed on Form 6-K with the United States Securities and Exchange Commission (the "SEC") and is also available at https://investors.puretechhealth.com/financials-filings/reports.

Commenting on PureTech's half-yearly results, Robert Lyne, Interim Chief Executive Officer of PureTech, said:

“We entered 2025 with significant momentum, and our progress in the first half of the year further underscores the strength and breadth of our portfolio and model.
We are refining our strategy in a way that builds on what PureTech does best: identifying and clinically de-risking high-potential programs internally and then advancing and scaling them through our Founded Entities supported by external capital. This hub-and-spoke model enables us to operate with discipline and flexibility, addressing urgent patient needs while also maintaining meaningful upside and long-term value creation for PureTech shareholders.
Looking ahead, our approach to capital allocation will be guided by an efficient use of cash and prioritizing spend that is truly value accretive to shareholders. Practically, this means optimizing spend on current and any new programs to reach key inflection points, after which programs can be advanced through Founded Entities or other structures with dedicated operational capacity and external financing. In many ways, this represents a return to the core strengths that have always defined PureTech – a capital-efficient engine for high-impact innovation – as demonstrated by the $1 billion in proceeds generated from Karuna and the recent launch of Celea Therapeutics to advance deupirfenidone which has delivered compelling Phase 2b data.
Our strategic priorities are clear:
1.Advance our most promising programs with operational discipline and patient-centered urgency: This includes the recent launch of Celea Therapeutics to advance deupirfenidone, continuing the process to secure external financing, and aligning on the Phase 3 design with regulators which we remain on track to do by the end of the third quarter. We took a deliberate approach to engaging with regulatory authorities—choosing to further progress the open-label extension so we could include additional, mature data to present the strongest possible package and maximize long-term impact. As a result, we expect that the initiation of the Phase 3 trial in IPF will be in the first half of 2026. Additionally, we expect a meaningful reduction in operational expenses in 2026 as responsibility for Celea and Gallop transitions fully to their respective Founded Entities or other external structures, further reinforcing our capital-efficient model.
2.Strengthen our engagement with UK capital markets through continued focus on our LSE listing: We view our presence on the London Stock Exchange as an important part of our history and identity. PureTech has always internally developed - and therefore offered UK investors differentiated access to - some of the most innovative biopharmaceutical advances globally, including high-conviction programs like KarXT and deupirfenidone, alongside balance sheet strength and the potential for future capital returns. To further deepen this engagement, we will be initiating a search for up to two new independent non-executive directors to include relevant UK capital markets expertise.
3.Maintain a disciplined approach to capital allocation across three core priorities: We are focused on allocating capital in a way that supports long-term value creation—advancing future innovation with rigorous pipeline management through early “program-killing” experiments, participating in Founded Entity financings where appropriate, and considering capital returns when conditions support it. The Board continues to assess potential return mechanisms in light of business needs, program progress, and PureTech’s financial position. We expect to revisit the topic once Celea and Gallop are independently financed.
PureTech was built on the belief that world-class science and capital discipline can—and must—go hand in hand. That belief continues to guide us as we chart the next phase of our growth.”

Webcast and conference call details
Members of the PureTech management team will host a conference call at 9:00am EDT / 2:00pm BST today, August 28, 2025, to discuss these results. A live webcast and presentation slides will be available on the investors section of PureTech's website under the Events and Presentations tab. To join by phone, please dial:
United Kingdom (Local): +44 20 3936 2999
United Kingdom (Toll-Free): +44 808 189 0158
United States (Local): +1 646 233 4753
United States (Toll-Free): +1 855 979 6654
Access Code: 342371
For those unable to listen to the call live, a replay will be available on the PureTech website.

Portfolio1 Highlights
PureTech’s diversified portfolio is advanced through our capital-efficient hub-and-spoke R&D model. Programs originate within PureTech and are advanced through early clinical and technical de-risking at the hub, then scaled through Founded Entities backed primarily by external capital. This approach allows us to progress high-conviction programs toward commercial readiness while retaining potential economics through equity holdings, milestones, and royalties — all while limiting PureTech’s direct development spend.
PureTech’s portfolio is comprised of Core Programs,2 as well as Legacy Holdings,3 the latter of which represent our interests in historical Founded Entities. While we maintain potential upside from our Legacy Holdings, they are not expected to be material drivers of value and are not a current focus for PureTech’s capital allocation.

The below provides a snapshot of key highlights across the portfolio:

	Economic Interest[4]	Key Highlights	Upcoming Milestones
CORE PROGRAMS
Celea Therapeutics: Delivering transformative treatments for people with serious respiratory diseases.	100%	•Launched to advance deupirfenidone (LYT-100) •Sven Dethlefs, PhD appointed to lead •New Phase 2b data presented at the American Thoracic Society Conference	•FDA meeting to align on Phase 3 design by end of Q3 ‘25 •Additional OLE data in Sep. ‘25 at the European Respiratory Society Conference •Phase 3 initiation H1 ‘26
Gallop Oncology: Pioneering novel therapies for the treatment of hematological malignancies and solid tumors	100%	•New positive data in ongoing Phase 1b trial of LYT-200 as monotherapy and in combo with venetoclax/HMA •Granted FDA Fast Track for AML	•Topline Phase 1b data Q4 ‘25
Seaport Therapeutics: Advancing a clinical-stage pipeline of neuropsychiatric medicines	35.1% Equity 3-5% tiered royalties on Glyph product net sales; undisclosed milestone and sublicense payments	•First patient dosed in Phase 2b BUOY-1 study of GlyphAllo™ (SPT-300) for treatment of MDD	•Initiation of a Phase 1 study of GlyphAgo™ (SPT-320)
Karuna Therapeutics: (Acquired by Bristol Myers Squibb as of March 18, 2024)	PureTech retains rights to certain regulatory and commercial milestone payments related to Cobenfy™ in addition to 2% royalties on annual Cobenfy sales above $2B.
LEGACY HOLDINGS
Vedanta Biosciences: Pioneering a new category of oral therapies based on defined bacterial consortia	4.2% Equity	•VE303 Phase 2 results published in Nature Medicine •VE202 Phase 2 results shared; program deprioritized	•VE303 Phase 3 topline data in ‘26
Sonde Health: Developing a voice-based artificial intelligence platform to detect changes in health	34.7% Equity	•Completed large-scale workforce mental fitness trial (4,000+ employees)	•Continued platform progress
Entrega: Engineering hydrogels to enable the oral administration of peptide therapeutics (e.g., GLP-1 agonists)	73.8% Equity	•Preclinical proof-of-concept achieved with peptides	•Continued platform progress

Operational Highlights
•In the July 2025 post-period, PureTech announced the appointments of Sharon Barber-Lui as Interim Chair of the Board of Directors and Robert Lyne as Interim Chief Executive Officer. These leadership changes reflect a sharpened focus on driving shareholder value, supported by continued momentum across the portfolio.
•As part of a planned transition, Daphne Zohar, Founder and CEO of Seaport, has transitioned from a PureTech Board Observer to a Senior Advisor and remains engaged and available to support the Board and Executive Management.
•The PureTech Board of Directors will be initiating a search for up to two new Non-Executive Directors to include deep UK capital markets experience to further build on our in-house expertise.
•In the first half of 2025, PureTech appointed UBS and Peel Hunt as joint UK corporate brokers, enhancing our presence in the UK capital markets and deepening engagement with both generalist and specialist healthcare investors. This also reflects PureTech’s commitment to deepening relationships across the investor base and further enhancing its London Stock Exchange presence.
Financial Highlights:
•PureTech level cash, cash equivalents and short-term investments as of June 30, 2025, were $319.6 million5 (December 31, 2024: $366.8 million) and consolidated cash, cash equivalents and short-term investments as of June 30, 2025, were $319.9 million6 (December 31, 2024: $367.3 million).
•Operating expenses for the six months ended June 30, 2025, were $49.8 million (June 30, 2024: $66.7 million).
•As of June 30, 2025, the Company maintains an expected operational runway into 2028.
•PureTech expects a significant reduction in operational expenses over the course of 2026 as operational support for Celea and Gallop is expected to transition fully to their respective Founded Entities or other external structures.
•As of June 26, 2025, PureTech completed the divestment of its remaining equity holdings in Vor, with gross cash proceeds of approximately $2.8 million before expenses.
About PureTech Health
PureTech Health is a hub-and-spoke biotherapeutics company dedicated to giving life to science and transforming innovation into value. We do this through a proven, capital-efficient R&D model focused on opportunities with validated pharmacology and untapped potential to address significant patient needs. This strategy has produced dozens of therapeutic candidates, including three that have received U.S. FDA approval. By identifying, shaping, and de-risking these high-conviction assets, and scaling them through dedicated structures backed by external capital, we accelerate their path to patients while creating sustainable value for shareholders.
For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements that relate to our expectations around our and our Founded Entities’ therapeutic candidates and approach towards addressing major diseases, our plans for our Founded Entities, operational plans, future prospects, objectives, developments, strategies and expectations, the progress and timing of clinical trials and data readouts, the timing of regulatory approvals or clearances from the FDA, our future results of operations and financial outlook, including our anticipated cash runway and our forecasted cash, cash equivalents and short-term investments, and our ability to return capital to and realize value for our shareholders.
The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, the following: our history of incurring significant operating losses since our inception; our ability to realize value from our Founded Entities; our need for additional funding to achieve our business goals, which may not be available and which may force us to delay, limit or terminate certain of our therapeutic development efforts; our limited information about and limited control or influence over our Non-Controlled Founded Entities; the lengthy and expensive process of preclinical and clinical drug development, which has an uncertain outcome and potential for substantial delays; potential difficulties with enrolling patients in clinical trials, which could delay our clinical development activities; side effects, adverse events or other safety risks which could be associated with our therapeutic candidates and delay or halt their clinical development; our ability to obtain regulatory approval for and commercialize our therapeutic candidates; our ability to compete with companies currently marketing or engaged in the development of treatments for indications within our programs are designed to target; our ability to realize the benefits of our collaborations, licenses and other arrangements; the impact of government laws and regulations; our ability to maintain and protect our intellectual property rights; our reliance on third parties, including clinical research organizations, clinical investigators and manufacturers; our vulnerability to natural disasters, global economic factors, geo-political actions and unexpected events; and the risks, uncertainties and other important factors described under the caption "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.
Non-IFRS Financial Information

Cash flow and liquidity
PureTech Level cash, cash equivalents and short-term investments	Measure type: Core performance
Definition: Cash and cash equivalents and short-term investments held at PureTech Health plc and our wholly-owned subsidiaries.

Why we use it: PureTech Level cash, cash equivalents and short-term investments is a measure that provides valuable additional information with respect to cash, cash equivalents and short-term investments available to fund the Wholly-Owned Programs and make certain investments in Founded Entities.

Non-IFRS Measures Reconciliation
The following is the reconciliation of the amounts appearing in our Condensed Consolidated Statement of Financial Position to the alternative performance measure described above:

(in thousands)	June 30, 2025	December 31, 2024
Cash and cash equivalents	$260,604	$280,641
Short-term investments	59,303	86,666
Consolidated cash, cash equivalents and short-term investments	319,907	367,307
Less: cash and cash equivalents held at non-wholly owned subsidiaries	(286)	(493)
PureTech Level cash, cash equivalents and short-term investments	$319,621	$366,813

Contact:
PureTech
Public Relations
publicrelations@puretechhealth.com
Investor Relations
IR@puretechhealth.com
UK Corporate Brokers
UBS
Christopher Binks
christopher.binks@ubs.com
Peel Hunt
James Steel
james.steel@peelhunt.com
UK/EU Media
FTI Consulting
Ben Atwell, Rob Winder
+44 (0) 20 3727 1000
puretech@fticonsulting.com
US Media
Ten Bridge Communications
Justin Chen
+1 609 578 7230
jchen@tenbridgecommunications.com
1 Portfolio comprises (1) the Company’s current and future therapeutic candidates and technologies that are developed by the Company's wholly-owned subsidiaries, whether they were announced as a Founded Entity or not, and will be advanced through with either the Company's funding or non-dilutive sources of financing, and (2) companies founded by PureTech in which PureTech maintains ownership of an equity interest and, in certain cases, is eligible to receive sublicense income and royalties on product sales.
2 Core Programs represents announced programs of strategic focus that will drive material future value within PureTech’s portfolio and/or that may receive potential future material capital allocation in the form of investment from PureTech.
3 Legacy Holdings represent our interests in historical Founded Entities. We retain potential upside from these positions but do not expect them to be material value drivers for PureTech and only expect to allocate modest, if any, capital to these entities. To the extent we believe that these holdings could produce material value to PureTech or receive material investment from PureTech, we would move them into the Core Programs category.
4 Relevant ownership interests for Celea Therapeutics, Gallop Oncology, Inc., Seaport Therapeutics, Inc., and Entrega, Inc. were calculated on a partially diluted basis (as opposed to a voting basis) as of June 30, 2025, and for Sonde Health, Inc. as of August 27, 2025 including outstanding shares, options and warrants, but excluding unallocated shares authorized to be issued pursuant to equity incentive plans. Sonde Health, Inc. completed a modest convertible debt financing in July 2025, which,if converted in a future financing, could further dilute PureTech’s position from what is noted here. Ownership interests for Vedanta were calculated on a fully-diluted basis as of August 27, 2025. PureTech controls Gallop Oncology, Inc. and Celea Therapeutics.
5 This represents a non-IFRS number and is comprised of Cash, cash equivalents and short-term investments held at PureTech Health plc and our following wholly-owned subsidiaries: PureTech LYT, Inc., PureTech LYT 100, Inc., Alivio Therapeutics, Inc., PureTech Management, Inc., PureTech Health LLC, PureTech Securities Corp., PureTech Securities II Corp. For a reconciliation of this number to the IFRS equivalent number, please refer to the "Non-IFRS Financial Information” section of this report.
6 Cash, cash equivalents and short-term investments as of June 30, 2025, and as of December 31, 2024 held at PureTech Health plc and consolidated subsidiaries. For more information, please see below under the heading "Non-IFRS Financial Information.”